File No. 70-10253

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        ---------------------------------

                                 AMENDMENT NO. 2
                                       TO
                                    FORM U-1
                       ----------------------------------

                           APPLICATION OR DECLARATION

                                    under the

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                      * * *

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215

                            AEP TEXAS CENTRAL COMPANY
                     1 Riverside Plaza, Columbus Ohio 43215

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                                      * * *

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                     ---------------------------------------
                     (Name of top registered holding company
                     parent of each applicant or declarant)

                                      * * *

                         John B. Keane, General Counsel
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215
                     ---------------------------------------
                     (Name and address of agent for service)



                                GLOSSARY OF TERMS

      When the following terms and abbreviations appear in the text of this Application, they have the meanings indicated below:

             Term                              Meaning

1935 Act.....................   Public Utility Holding Company Act of
                                1935, as amended

AEP..........................   American Electric Power Company, Inc.

AEP Utilities................   AEP Utilities, Inc., formerly known
                                as Central and South West Corporation

Brown Rudnik.................   Brown Rudnik Berlack Israels LLP

Cameco.......................   Cameco South Texas Project LP, a Texas Limited
                                Partnership, a subsidiary of Cameco Corporation

Commission...................   Securities and Exchange Commission

DOJ..........................   United States Department of Justice

ERCOT........................   Electric Reliability Council of Texas

FERC.........................   Federal Energy Regulatory Commission

NRC..........................   Nuclear Regulatory Commission

REP..........................   Retail Electric Provider

San Antonio..................   The City of San Antonio, acting
                                through the City Public Service Board
                                of San Antonio

STP..........................   Two co-owned 1,250 MW nuclear generating units
                                situated in Matagorda County, Texas

STP Agreement................   Amended and Restated South Texas
                                Project Participation Agreement dated November
                                17, 1997 by and among the owners of STP, including TCC, San Antonio and Texas Genco

STPNOC.......................   STP Nuclear Operating Company, a
                                nonprofit, nonstock, nonmember Texas
                                corporation that operates STP
                                pursuant to contract

TCC..........................   AEP Texas Central Company

Texas Act....................   S.B.7, known as the Texas Electric
                                Choice Act

Texas Commission.............   Public Utility Commission of Texas

Texas Genco..................   Texas Genco, L.P., a Texas Limited
                                Partnership



      TCC, a wholly owned public utility electric subsidiary of AEP Utilities and, indirectly, AEP - each a holding company registered under the 1935 Act - hereby amends and restates this Application-Declaration as follows:

ITEM 1.    DESCRIPTION OF THE PROPOSED TRANSACTIONS

      A.   Introduction

      TCC a wholly owned public utility electric subsidiary of AEP Utilities and, indirectly, AEP, each a holding company registered under the 1935 Act, hereby files this Application-Declaration with the Commission under Section 12 of the 1935 Act, and Rules 44 and 54 thereunder, for authority to engage in certain transactions in connection with state mandated restructuring of the electric utility industry in Texas. As discussed further herein, TCC is seeking authorization from the Commission to sell certain of its generation assets in order to comply with the requirements of Texas law and to provide a benchmark for the recovery by TCC of stranded costs resulting from such restructuring in Texas.

      AEP currently holds vertically-integrated electric utility companies with retail utility operations in eleven states - Arkansas, Indiana, Kentucky, Louisiana, Michigan, Ohio, Oklahoma, Tennessee, Texas, Virginia and West Virginia.1 These states have reached different decisions as to whether, when and how to restructure their electric industries. For electric utilities in ERCOT2, Texas has opted to deregulate generation, require separation of the generation and energy delivery functions, and eliminate the concept of native load retail service, all in favor of free and open competition in retail electric service and has approved restructuring plans that were to be implemented by January 1, 2002.

      The Texas restructuring law permits companies identified as having stranded costs to recover generation-related regulatory assets and stranded costs resulting from the legal separation of the transmission and distribution utility from the generation facilities and the related introduction of retail electric competition. The Texas Commission will conduct true-up proceedings ("True-Up Proceeding") for TCC, in order to quantify and reconcile, among other things, the amount of generation-related stranded costs and other regulatory assets associated with the generating assets that were not previously securitized. In order to determine the amount of stranded costs, it is contemplated TCC will sell its generation assets.

      B.   Description of the Applicant

      TCC, formerly Central Power and Light Company, is an indirect wholly owned subsidiary of AEP, engaged in the transmission and distribution of electricity in its service territory located in southern Texas and in the generation and sale of electricity in ERCOT. The entire service territory of TCC is located in ERCOT.

      Currently, TCC's operations are:

      Electric Distribution - Through affiliated REPs and REPs owned by third parties, TCC provides distribution service to approximately 711,000 retail customers in southern Texas. TCC's service territory includes 44 counties and covers approximately 44,000 square miles. Distribution services are provided under tariffs approved by the Texas Commission.

      Electric Transmission - TCC provides non-discriminatory wholesale open access transmission service in ERCOT. ERCOT is an independent system operator wholly within the State of Texas and subject to the jurisdiction of the Texas Commission. TCC charges for the use of its transmission system to deliver power under tariffs approved by the FERC consistent with the transmission rules of the Texas Commission.

      Electric Generation - TCC owns 684 MW of generating capability, including 630 MW of nuclear generation (consisting of an undivided 25.2% interest in STP Nuclear Operating Company, which operates and maintains a nuclear generation facility in Matagorda County, Texas, the sale of which is the subject of this application) and 54 MW of coal-fired generation (consisting of an undivided 7.8% interest in the Oklaunion Facility in Wilbarger County, Texas).

      C.   The Texas Electric Restructuring Law

      Signed into law in June of 1999, the Texas Act substantially amended the regulatory structure governing electric utilities in Texas in order to allow electric competition for all retail customers. Among other things, the Texas
Act:

o gave Texas retail customers the opportunity to choose their REP beginning January 1, 2002 (delayed until at least 2007 in certain non-ERCOT portions of Texas),

o required each utility to legally separate into a REP, a power generation company, and a transmission and distribution utility, and

o required that REPs provide electricity at generally unregulated rates, except that the prices that may be charged to residential and small commercial customers by REPs affiliated with a utility within the affiliated utility's service area are limited to the "price to beat" rate, until certain conditions in the Texas Act are met.

      The Texas Act provides each affected utility an opportunity to recover its generation related regulatory assets and stranded costs resulting from the legal separation of the transmission and distribution utility from the generation facilities and the related introduction of retail electric competition. Regulatory assets consist of the Texas jurisdictional amount of generation-related regulatory assets and liabilities in the audited financial statements as of December 31, 1998. Stranded costs consist of the positive excess of the net regulated book value of generation assets over the market value of those assets, taking specified factors into account, as ultimately determined in a Texas Commission true-up proceeding.

      D.   Overview of the Proposed Transaction

      TCC is selling all of its generation assets in order to determine the assets' fair market value for purposes of calculating TCC's stranded costs pursuant to the Texas Act. The divestiture of TCC's assets is being achieved through a series of sales to different purchasers. On July 2, 2004, TCC completed the sale of 3,813 MW of generating assets to a joint venture of Sempra Energy Partners and Carlyle/Riverstone Global Energy and Power Fund.3 TCC's sale of its interest in Oklaunion is the subject of File No. 70-10231. These transactions are being monitored by the staff of the Texas Commission and their advisors, Navigant Consulting and Brown Rudnik.

      TCC executed a contract for the sale of its 25.2% undivided interest (which corresponds to approximately 630 MW) in STP to Cameco for approximately $330 million on February 27, 2004. Pursuant to the STP Agreement, the other owners have a right of first refusal to purchase the TCC interest in STP. The STP Agreement provides that the interest in STP will be divided pro-rata among the exercising owners when two or more owners exercise their right to purchase 100% or more of TCC's undivided STP interest. On May 28, 2004, pursuant to the STP Agreement, two of the other owners of STP (San Antonio and Texas Genco) exercised their rights of first refusal to purchase the entire share of the TCC interest in STP according to the terms and conditions (including the amount of the purchase price) stated in the agreement with Cameco. On September 3, 2004, TCC entered into a Purchase and Sale Agreement with San Antonio and Texas Genco pursuant to which, subject to certain regulatory approvals, San Antonio and Texas Genco will purchase the entire TCC interest in STP.4 Pursuant to the sale, Applicant also intends to assign, transfer or otherwise sever all rights, obligations and other interest in STPNOC.5 TCC represents that this transaction will not violate the rights of any security holder of any security of TCC outstanding at the time of the transaction. Pursuant to the Texas Act, the approval of the Texas Commission is not required for the sale.6 Other regulatory approvals required include the FERC, NRC, DOJ and Texas Commission (with respect to the transfer of certain required decommissioning funds).

      Proceeds of the sale, consisting entirely of cash, will be used to pay expenses associated with the sale with the remainder being used both to pay down indebtedness and to fund dividends in order to maintain the current capitalization ratio. Any dividend payments made in relation to sales proceeds shall be from retained earnings. Proceeds from this sale, together with the proceeds from the sale of TCC's other generation assets, will be used to pay down or defease long-term indebtedness of approximately $300 million and to distribute through one or more dividends approximately $250 million to the owner of TCC's common stock. TCC anticipates that the percentage of its capitalization resulting from indebtedness will be approximately 58% (exclusive of securitization bonds and defeased debt) after applying the proceeds from the sale of its generating assets requested herein together with the proceeds from the sale of all of its other generating assets as described above.

      The book value of TCC's STP interest was approximately $1,485 million as of August 31, 2004. Consequently, the sale proceeds of approximately $330 million represents a loss of approximately $1,155 million. Pursuant to the Texas Act, this amount is a plant-related stranded cost and therefore recoverable. Plant-related stranded costs consist of the positive excess of the net regulated book value of generation assets (as of December 31, 2001) over the market value of those assets, taking specified factors into account.

      The Texas Act further permits utilities to establish a special purpose entity to issue securitization bonds for the recovery of generation-related regulatory assets and, after the 2004 true-up proceeding, the amount of plant-related stranded costs and remaining generation-related regulatory assets not previously securitized. Securitization bonds allow for regulatory assets and plant-related stranded costs to be refinanced with recovery of the bond principal and financing costs ensured through a non-bypassable rate surcharge by the regulated transmission and distribution utility over the life of the securitization bonds. Any plant-related stranded costs or generation-related regulatory assets not recovered through the sale of securitization bonds may be recovered through a separate non-bypassable competitive transition charge to transmission and distribution customers.

      It is anticipated that TCC will have significant plant-related stranded costs following the planned sale of its generation assets. As noted, stranded costs are ultimately determined in the True-Up Proceeding. The Texas Commission adopted a rule regarding the timing of the True-Up Proceedings scheduling TCC's filing within 60 days after the completion of the sale of TCC's generation assets.

      The purpose of the True-Up Proceeding is to (i) quantify and reconcile the amount of plant-related stranded costs and generation-related regulatory assets taking into account amounts that have not been securitized; (ii) provide for a wholesale capacity auction true-up; (iii) establish a final fuel recovery balance; (iv) determine the retail clawback component; and (v) quantify unrefunded excess earnings (collectively, the True-Up Adjustment). The True-Up Adjustment will be reflected as either additional charges or credits to retail customers through transmission and distribution rates collected by REPs and remitted to the utility.

      After final determination of True-Up Adjustments by the Texas Commission, TCC may issue securitization bonds in an amount equal to the sum of (i) its plant-related stranded costs (where applicable) and (ii) generation-related regulatory assets, less its generation-related regulatory assets that have been previously securitized. If securitization bonds are not issued to finance all such amounts, TCC will seek recovery of these amounts as well as the other components of the True-Up Adjustments through non-bypassable competition transition charges in transmission and distribution rates.

      The sale by TCC of its generation assets, including its interest in STP, was the subject of a competitive bidding process pursuant to the Texas Act and rules adopted by the Texas Commission. The bidding process was monitored by Navigant Consulting and Brown Rudnik, advisors to the Texas Commission. Initially, over fifty bidders expressed interest in TCC's generation assets. TCC selected Cameco as the winning bidder for its STP interest based on several factors including the amount of the bid, the bidder's creditworthiness, willingness and ability to execute and close on TCC's proposed sale agreement. San Antonio and Texas Genco executed a sale agreement substantially similar to the one executed earlier by Cameco. Finally, total sale proceeds from the sale of TCC's generation will be one of the items the Texas Commission will review when determining plant-related stranded costs in the True-Up Proceeding.

ITEM 2.    FEES, COMMISSIONS AND EXPENSES

      Estimated fees and expenses expected to be incurred by Applicant in connection with the Transaction will be filed by amendment.

ITEM 3.    APPLICABLE STATUTORY PROVISIONS

      Section 12(d) Compliance

Section 12(d) of the Act provides that it is unlawful for a registered holding company to:

        sell any security which it owns of any public utility company, or any utility assets, in contravention of such rules and regulations or orders regarding the consideration to be received for such sale, maintenance of competitive conditions, fees and commissions, accounts, disclosure of interest, and similar matters as the Commission deems necessary or appropriate in the public interest or for the protection of investors or consumers or to prevent the circumvention of the provisions of this title or the rules, regulations, or orders thereunder.

Rule 44 under the Act requires that the sale of public utility company securities by a registered holding company must be pursuant to a declaration notifying the Commission of the proposed transaction and which has been permitted to become effective pursuant to Commission order.

      The Commission has found that the statutory test for compliance with
Section 12(d) must be pragmatic. In the matter of Northeast Utilities, the Commission considered the proposal by Northeast Utilities, a registered holding company, to sell the gas utility assets held by certain subsidiaries of Northeast Utilities and stated that Section 12(d) should be applied to afford "the seller some discretion as to procedure so long as the adopted procedure is consistent with a fair opportunity for interested purchasers to submit offers and thus secure a free market's appraisal of the property's value." Northeast Utilities, HCAR Release No. 35-19576 (June 16, 1976). In authorizing the sale, the Commission found that Northeast Utilities took appropriate steps to solicit offers from a broad range of possible purchasers. The Commission further found that Northeast Utilities' efforts were directed toward obtaining the best price for the properties and that the resulting contract was the result of vigorous competition. Id. at 429.

      In more recent cases, the Commission has followed similar reasoning and authorized the sale of utility securities or assets if the price obtained was based on arms-length negotiation and the terms of the sale were fair. See, e.g., Progress Energy Inc., HCAR Release No. 35-27718 (Sept. 2, 2003) and Public Service Company of Oklahoma, HCAR Release No. 35-26042 (April 29, 1994).

      Rule 54 Compliance

      The proposed transaction is also subject to Rule 54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO") or other transactions unrelated to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs
(a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Set forth below is a discussion of the compliance with Rule 53 for AEP.

      AEP consummated the merger with Central and South West Corporation, now AEP Utilities, Inc. ("CSW"), on June 15, 2000 pursuant to an order dated June 14, 2000 (HCAR No. 35-27186), which further authorized AEP to invest up to 100% of its consolidated retained earnings, with consolidated retained earnings to be calculated on the basis of the combined consolidated retained earnings of AEP and CSW (the "Rule 53(c) Order").

      AEP currently meets all of the conditions of Rule 53(a). At December 31, 2004, AEP's "aggregate investment", as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $222 million, or about 12% of AEP's "consolidated retained earnings", also as defined in Rule 53(a)(1), for the four quarters ended December 31, 2004 ($1.809 billion).

      In addition, AEP has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b)(1) or (3) has occurred or is continuing.

      The circumstances described in Rule 53(b)(2) have occurred. As a result of the recording of a loss with respect to impairment charges, AEP's consolidated retained earnings declined. The average consolidated retained earnings of AEP for the four quarterly periods ended December 31, 2004 was $1.809 billion, or a decrease of approximately 14% from the Company's average consolidated retained earnings for the four quarterly periods ended December 31, 2003 of $2.099 billion. In addition, AEP's "aggregate investment" in EWGs and FUCOs as of December 31, 2004 exceeded 2% of the total capital invested in utility operations.

      In the fourth quarter of 2003, AEP recorded pre-tax impairments of assets (including goodwill) and investments totaling $1.4 billion that reflected downturns in energy trading markets, projected long-term decreases in electricity prices, and other factors. The impairments consisted of $650 million related to asset impairments, $70 million related to investment value and other impairment losses, and $711 million related to discontinued operations. Of the discontinued operations, $577 million was attributable to the impairment of the fixed-asset carrying value of AEP's two coal-fired generation plants in the United Kingdom ("U.K. Generation"). AEP recorded a pre-tax impairment of $70 million on certain of its qualifying facilities, as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("QFs"), in the third quarter of 2003.

      Applicant respectfully submits that AEP meets the requirements of Rule 53(c). If the effect of the capitalization and earnings of EWGs and FUCOs in which AEP has an ownership interest upon the AEP holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of AEP's EWGs and FUCOs, have a material adverse effect on the financial integrity of the AEP system, or an adverse impact on AEP's Utility Subsidiaries, their customers, or the ability of state commissions to protect such public utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of AEP's overall financial condition which took into account, among other factors, AEP's consolidated capitalization ratio and the growth trend in AEP retained earnings.

      As of December 31, 1999, the most recent period for which financial statement information was evaluated in the 53(c) Order, AEP's consolidated capitalization (including CSW on a pro forma basis) consisted of 37.3% common and preferred equity, 61.3% debt and $335 million principal amount of certain subsidiary obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures of such subsidiaries ("Trust Preferred Securities") representing 1.4%.

      As of December 31, 2004, AEP's consolidated capitalization consisted of 58.9% debt, 41.1% common and preferred equity (consisting of common stock representing 40.8% and $61 million principal amount of preferred stock representing 0.3%).

      Since the date of the Rule 53(c) Order, there has been an increase in AEP's consolidated equity capitalization ratio. In addition, the Utility Subsidiaries, which will have a significant influence on the determination of the AEP corporate rating, continue to show strong financial statistics as measured by the rating agencies.

      As of December 31, 1999, Standard and Poor's ("S&P") rating of secured debt for AEP's rated Utility Subsidiaries was as follows: Appalachian Power Company, A; Columbus Southern Power Company, A-; Indiana Michigan Power Company, A-; Kentucky Power Company, A; Ohio Power Company, A-; AEP Texas Central Company (formerly Central Power and Light Company), A; Public Service Company of Oklahoma, AA-; Southwestern Electric Power Company, AA-; and AEP Texas North Company, A. AEP did not have a long-term debt rating as of December 31, 1999.

      As of December 31, 2004, S&P's rating of secured debt for AEP's rated Utility Subsidiaries was as follows: Appalachian Power Company, BBB; Columbus Southern Power Company, BBB; Indiana Michigan Power Company, BBB; Kentucky Power Company, BBB, Ohio Power Company, BBB, AEP Texas Central Company (formerly Central Power and Light Company), BBB; Public Service Company of Oklahoma, BBB; Southwestern Electric Power Company, BBB; and AEP Texas North Company (formerly, West Texas Utilities Company), BBB.

ITEM 4.    REGULATORY APPROVAL

      The approval of the FERC is necessary to complete the sale. TCC's application to the FERC was previously filed as Exhibit B-2 with a request for confidential treatment. The FERC Order dated February 25, 2005 is filed herewith.

      The approval of the Nuclear Regulatory Commission ("NRC") is also required. STPNOC submitted an NRC application on behalf of TCC, San Antonio and Texas Genco, which is filed herewith as Exhibit B-3 with a request for confidential treatment.

      The Texas Commission has proposed a rule that would require approval of the Decommissioning Funds Agreement ("DCFA") between TCC and San Antonio and Texas Genco. A request for approval of the DCFA is filed herewith as Exhibit B-4 with a request for confidential treatment.

      The approval of the U.S. Department of Justice under the Hart-Scott-Rodino Act ("HSR") is required for the proposed sale to Texas Genco.

ITEM 5.    PROCEDURE

      It is requested that the Commission's order granting this Application or Declaration be issued on or before __________, 2005. There should be no recommended decision by a hearing or other responsible officer of the Commission and no 30-day waiting period between the issuance of the Commission's order and its effective date. Applicant consent to the Division of Corporate Finance assisting in the preparation of the Commission's decision and order in this matter, unless the Division opposes the Transaction covered by this Application or Declaration.

ITEM 6.    EXHIBITS AND FINANCIAL STATEMENTS

      (a)  Exhibits:

           B-1 Purchase and Sale Agreement dated September 3, 2004, by and between TCC and Texas Genco and San Antonio (Incorporated by reference from TCC `s Form 10-Q for the quarter ended September 30, 2004, File No. 0-346.)

           B-2 FERC Application (previously filed with request for confidential treatment)

           B-2-1FERC Order

           B-3 NRC Application (filed with request for confidential treatment)

           B-4 DCFA Application (filed with request for confidential treatment)

           F    Opinion of Counsel (to be filed by amendment)

      (b) Financial statements:

      Consolidated balance sheets as of December 31, 2004 and consolidated statements of income for the year ended December 31, 2004 of TCC. (Incorporated by reference from TCC's Form 10-K for the year ended December 31, 2004, File No. 0-346.)

ITEM 7.    INFORMATION AS TO ENVIRONMENTAL EFFECTS

      As described in Item 1, the proposed transactions are of a routine and strictly financial nature in the ordinary course of AEP's business and the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

      No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                    SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                     AEP TEXAS CENTRAL COMPANY

                     /s/ Thomas G. Berkemeyer
                          Assistant Secretary

Dated: April 1, 2005



                                                                 Exhibit B-2-1

                   UNITED STATES OF AMERICA 110 FERC P. 62,183
                      FEDERAL ENERGY REGULATORY COMMISSION

AEP Service Corporation                                  Docket No. EC05-2-000
AEP Texas Central Company

                          ORDER AUTHORIZING DISPOSITION
                          OF JURISDICTIONAL FACILITIES

                           (Issued February 25, 2005)

      On October 7, 2004, as amended on January 24, 2005, AEP Service Corporation filed an application pursuant to section 203 of the Federal Power Act (FPA)7 on behalf of AEP Texas Central Company (TCC) requesting Commission authorization for a disposition of jurisdictional facilities associated with the proposed sale of TCC's ownership interest in the South Texas Project (STP) nuclear plant to Texas Genco, LP (Texas Genco) and to the City of San Antonio, Texas, acting by and through the City Public Service Board of San Antonio (CPS). The jurisdictional facilities associated with the proposed transaction consist of step-up transformers and associated transmission equipment.

      TCC is an indirect wholly-owned subsidiary of American Electric Power Company, Inc., a registered holding company under the Public Utility Holding Company Act of 1935 (PUHCA). TCC is engaged in generating, transmitting, and distributing electric energy in south Texas. Among TCC's generation and transmission assets is its 25.2 percent interest in STP.

      STP is a 2,500 megawatt (MW) nuclear plant located in Matagorda County, Texas. It consists of two nuclear steam generating units, each having approximately 1,250 MWs of generating capacity, and certain auxiliary equipment and related assets associated with the units. The South Texas Project Nuclear Operating Co. runs the plant for a group of owners who share output from the plant in proportion to their ownership interest.

      Texas Genco is a subsidiary of CenterPoint Energy, Inc. (CenterPoint), with its principal place of business in Houston, Texas. It was determined to be an exempt wholesale generator by the Commission. It owns and operates eleven fossil fuel generating plants located in Texas and a 30.8 percent interest in STP. These facilities, which comprise a generating capacity of 14,000 MWs, are each interconnected with the transmission system owned by CenterPoint.8

      CPS, a municipally-owned energy company, provides both natural gas and electric service in and around San Antonio, Texas. CPS owns or controls 5,306 MWs of generating capacity in the Electric Reliability Council of Texas (ERCOT), including its 28 percent share in STP.

      TCC seeks authority to transfer the jurisdictional facilities associated with the disposition of its 25.2 percent ownership in STP, with 13.2 percent going to Texas Genco, and 12 percent to CPS. TCC has entered into a purchase agreement in order to comply with the Texas Public Utility Regulatory Act that mandates the unbundling of Texas electric utilities and the restructuring of Texas electricity markets. Texas Genco and CPS are purchasing such additional part interests from TCC pursuant to rights of first refusal afforded the joint owners of STP under the Amended and Restated South Texas Project Participation Agreement, dated effective as of November 17, 1997, by and among CPS, Central Power and Light Company, Houston Lighting & Power Company, and the City of Austin. Upon completion of the transaction, Texas Genco and CPS will own 44 percent and 40 percent of STP, respectively. In the case of a termination event by either party, the other will purchase the full TCC interest in STP.

      TCC states that the transaction will not adversely affect competition, rates or regulation. With respect to competition, TCC notes that STP contributes only a small portion of total ERCOT capacity. TCC states that its studies indicate that, even if all of TCC's STP interest was sold to Texas Genco, there would be no material change in concentration of the ERCOT power supply market.

      TCC further states that the transaction will not adversely affect rates. TCC states that its wholesale customers purchase electricity at fixed rates, and that these rates will be unaffected by the proposed transaction.

      TCC states that the transaction will not impair the ability of the Commission or the Public Utility Commission of Texas to regulate TCC. TCC states that the transaction will not result in the creation of a new registered holding company under the PUHCA.

      This filing was noticed on October 8, 2004, and January 27, 2005, with comments, protests, or interventions due on or before February 7, 2005. None were received. Notices of intervention and unopposed timely filed motions to intervene are granted pursuant to the operation of Rule 214 of the Commission's Rules of Practice and Procedure (18 C.F.R. ss. 385.214). Any opposed or untimely filed motion to intervene is governed by the provisions of Rule 214.

      After consideration, it is concluded that the transaction is consistent with the public interest and is authorized, subject to the following conditions:

      (1) The transaction is authorized upon the terms and conditions and for the purposes set forth in the application;

      (2) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates, or determinations of cost, or any other matter whatsoever now pending or which may become before the Commission;

      (3) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted;

      (4) The Commission retains authority under sections 203(b) and 309 of the FPA to issue supplemental orders as appropriate;

(5) TCC shall submit their proposed accounting for the transaction within six months after the transaction is consummated; and

(6) TCC shall notify the Commission within 10 days of the date that the disposition of jurisdictional facilities has occurred.

      This action is taken pursuant to the authority delegated to the Director, Division of Tariffs and Market Development - West, under 18 C.F.R. ss. 375.307. This order constitutes final agency action. Requests for rehearing by the Commission may be filed within 30 days of the date of issuance of this order, pursuant to 18 C.F.R. ss. 385.713

                          Jamie L. Simler
                          Director
                          Division of Tariffs and
                          Market Development-West


--------
1 AEP subsidiaries with retail utility operations include, in addition to TCC, Appalachian Power Company ("APCo"), Columbus Southern Power Company ("CSPCo"), Indiana Michigan Power Company ("I&M"), Kentucky Power Company ("KPCo"), Kingsport Power Company ("KgPCo"), Ohio Power Company ("OPCo"), Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCo"), AEP Texas North Company (formerly West Texas Utilities Company) ("TNC") and Wheeling Power Company ("WPCo"), and collectively with APCo, CSPCo, KPCo, KgPCo, OPCo, TNC, PSO, SWEPCo and WPCo, the "Utility Subsidiaries").

2 The ERCOT system is an intrastate network of investor and municipally owned electric utilities, rural electric cooperatives, river authorities, independent generators, power marketers and retail electric providers. ERCOT's control area is wholly within the State of Texas but does not include a portion of the panhandle and a portion of the eastern part of the state bordering Louisiana.

3 Because the purchaser is an Exempt Wholesale Generator, as that term is defined under the 1935 Act, TCC did not seek Commission approval for the sale. See, e.g., New England Electric System, No-Action Letter (April 16, 1998).

4 Each purchaser is obligated to purchase the entire interest in the event the other purchaser does not perform under the Agreement.

5 Pursuant to Central and South West, et al, HCAR No. 35-26762 (September 30,
1998) Central and South West Corporation and its subsidiary TCC received authorization to form STPNOC and receive services in connection with STP from STPNOC.

6 Section 14.101 of Title II, Texas Utilities Code (also known as the Public Utility Regulatory Act) provides that a sale of a plant as an operating unit or system for a total consideration of more than $100,000 is prohibited unless reported to the Texas Commission within a reasonable time. However, 14.101(d) states that the section does not apply to "transactions that facilitate unbundling, asset valuation, minimization of ownership or control of generation assets, or other purposes consistent with Chapter 39." TCC's interest in Oklaunion is being sold pursuant to Section 39.262 for stranded cost valuation purposes. Its sale along with the sale of other TCC generation will also facilitate unbundling as required by Section 39.051. As a result, the Texas Commission is not required to approve the sale of Oklaunion, nor is TCC required to report the transaction under Section 14.101. For generating units sold pursuant to Section 39.262, the Texas Commission's true-up rule, Subst. R. 25.263, requires in subsection (f)(1)(A) that "within 30 days of closing, the utility...shall provide to the commission a detailed explanation...of the transaction and a description of the generating unit...." This rule requirement does not condition the sale on it being reported to the Texas Commission.

7 16 U.S.C. ss. 824b (2000).

8 CenterPoint is a holding company whose subsidiaries engage in activities that include electric transmission and distribution, natural gas distribution and sales and interstate pipeline and gathering operations. On July 21, 2004, CenterPoint announced its agreement to sell its 81percent interest in Texas Genco to GC Power Acquisition LLC, a newly formed entity owned by affiliates of four private equity investment firms. The sale is expected to be completed in the first quarter of 2005, subject to customary regulatory approvals.